FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 GlaxoSmithKline plc - Result of AGM

GlaxoSmithKline plc (GSK) announces that at its Annual General Meeting (AGM) today, all resolutions were passed by shareholders.

GlaxoSmithKline AGM Poll Results

The following table shows the votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	Adoption of Directors' Report and Financial Statements	3,713,877,875	98.86	42,764,532	1.14	3,756,642,407	9,313,386
2	Approval of the Remuneration Report	3,528,115,173	94.55	203,482,136	5.45	3,731,597,309	34,358,483
3	Election of Lynn Elsenhans	3,753,666,422	99.90	3,577,765	0.10	3,757,244,187	8,711,607
4	Election of Jing Ulrich	3,753,601,642	99.90	3,623,347	0.10	3,757,224,989	8,730,805
5	Election of Hans Wijers	3,712,833,757	98.82	44,327,830	1.18	3,757,161,587	8,794,257
6	Re-election of Sir Christopher Gent	3,679,075,355	97.92	78,304,492	2.08	3,757,379,847	8,575,946
7	Re-election of Sir Andrew Witty	3,753,850,300	99.90	3,750,413	0.10	3,757,600,713	8,355,081
8	Re-election of Professor Sir Roy Anderson	3,753,929,716	99.91	3,483,857	0.09	3,757,413,573	8,542,221
9	Re-election of Dr Stephanie Burns	3,749,134,033	99.78	8,228,665	0.22	3,757,362,698	8,592,951
10	Re-election of Stacey Cartwright	3,735,971,985	99.43	21,360,372	0.57	3,757,332,357	8,623,292
11	Re-election of Simon Dingemans	3,749,800,702	99.80	7,359,374	0.20	3,757,160,076	8,795,718
12	Re-election of Judy Lewent	3,746,232,485	99.71	11,060,403	0.29	3,757,292,888	8,662,906
13	Re-election of Sir Deryck Maughan	3,748,191,348	99.76	9,051,199	0.24	3,757,242,547	8,713,247
14	Re-election of Dr Daniel Podolsky	3,754,111,479	99.92	3,157,370	0.08	3,757,268,849	8,686,945
15	Re-election of Dr Moncef Slaoui	3,749,544,391	99.79	7,827,828	0.21	3,757,372,219	8,583,575
16	Re-election of Tom de Swaan	3,674,675,513	97.80	82,485,251	2.20	3,757,160,764	8,795,029
17	Re-election of Sir Robert Wilson	3,753,535,701	99.90	3,775,827	0.10	3,757,311,528	8,644,121
18	Re-appointment of auditors	3,666,492,716	99.23	28,325,186	0.77	3,694,817,902	71,137,746
19	Remuneration of auditors	3,704,254,541	99.35	24,310,742	0.65	3,728,565,283	37,390,510
20	Authority for the company to make donations to political organisations and incur political expenditure	3,659,392,600	97.82	81,529,557	2.18	3,740,922,157	25,033,636
21	Authority to allot shares	3,682,938,519	98.08	72,177,589	1.92	3,755,116,108	10,839,686
22	Disapplication of pre-emption rights***	3,691,777,819	98.38	60,965,026	1.62	3,752,742,845	13,212,949
23	Authority for the company to purchase its own shares***	3,708,862,005	98.71	48,366,624	1.29	3,757,228,629	8,727,165
24	Exemption from statement of senior statutory auditor's name	3,737,291,344	99.55	16,941,270	0.45	3,754,232,614	11,723,180
25	Authorise reduced notice of a general meeting other than an AGM***	3,387,919,216	90.22	367,203,576	9.78	3,755,122,792	10,832,999

Notes:
*           Includes discretionary votes.

** A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.

***        Indicates Special Resolutions requiring a 75% majority.

Sir Crispin Davis did not stand for re-election as a Director, and has stepped down from the Board with effect from the conclusion of the AGM.

The following table provides further relevant information:

	GlaxoSmithKline's Thirteenth AGM (2013)	GlaxoSmithKline's Twelfth AGM (2012)
Issued share capital (excluding Treasury Shares)	4,922,724,518	5,046,404,827
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	76.50%	76.91%
Total shareholder population	144,196	147,408
Total number of proxies lodged	8,931	9,717
% of shareholders who lodged proxies	6.19%	6.59%
Number of shareholders, corporate representatives and proxies who attended the AGM	442	426

V A Whyte
Company Secretary
1 May 2013

These results will shortly be available on the company's website at www.gsk.com.

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Kevin Colgan	+1 919 483 2933	(North Carolina)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 3289	(London)
	Lucy Budd	+ 44 (0) 20 8047 2248	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 01,  2013

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc